UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 1, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

        Two subsidiaries of Raymond James Financial, Inc. (the "Company") whose retail client operations comprise part of the Company's Private Client Group, Raymond James Financial Services, Inc. and Raymond James Financial Services Advisors, Inc. (collectively, the "Subsidiaries"), recently participated in a survey conducted by the publication FA Magazine. In so doing, the Company provided the following information about the Subsidiaries' operations (as of 12/31/2013 unless otherwise noted) which will be contained in the April issue.

Number of producing financial advisors: 3,279
Gross revenue: $1,396,000,000
Gross revenue per financial advisor: $425,740
Payout percentage: 80-100%
Employee to producing financial advisor ratio: 1:1
Assets under management: $190,939,800,000

Percentage of the Subsidiaries' 2013 gross revenue derived from each of the following products:
Mutual Funds - 30%
Fixed Annuities - 2%
Individual Securities - 9%
Insurance - 1%
Variable Annuities - 12%
Real estate investment trusts - 0%
Alternatives -1%
Asset management fees - 42%
Other* - 3%

*(Consisting of investment banking fees and, interest income)

        The information in this Current Report, including any exhibits hereto, is being "furnished" and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 1, 2014   By: /s/ Jeffrey P. Julien

                                     Jeffrey P. Julien
                                     Executive Vice President - Finance,
                                     Chief Financial Officer and Treasurer